SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

vTv Therapeutics Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

918385105

(CUSIP Number)

August 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,242,980
	6	SHARED VOTING POWER 4,154,549
	7	SOLE DISPOSITIVE POWER 1,242,980
	8	SHARED DISPOSITIVE POWER 4,154,549

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,529
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.16%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 918385105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,397,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,397,529

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,529
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.16%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

Item 1(a).	Name of Issuer: vTv Therapeutics Inc. (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3980 Premier Drive, Suite 310

High Point, NC 27265

Item 2(a).	Name of Persons Filing: The names of the persons filing this statement on Schedule 13G are:

•	Medpace Investors, LLC (“MPI”)

•	August J. Troendle

Item 2(b).	Address of Principal Business Office or, if none, Residence:

5375 Medpace Way

Cincinnati, Ohio 45227

Item 2(c).	Citizenship: MPI is a limited liability company organized under the laws of the State of Delaware. Mr. Troendle is a natural person and citizen of the United States of America.

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number: 918385105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage of MPI is based on a total of 104,577,460 shares of Common Stock outstanding, which consists of (i) 66,942,777 shares of Common Stock outstanding, (ii) 23,093,860 shares of Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding nonvoting common units outstanding, (iii) 10,386,274 shares issued in connection with the common stock purchase agreement with the Issuer and G42 Investments AI Holding RSC Ltd, and (iv) the 4,154,549 shares of Common Stock issued to CinPax, LLC (“CinPax”) as reported on the Current Report on Form 8-K for the Issuer filed on July 25, 2022.

CinPax directly holds 4,154,549 shares of Common Stock. MPI indirectly owns approximately 70% of the outstanding common equity of CinPax and, as such, MPI is deemed to have beneficial ownership of the Common Stock held by CinPax.

August J. Troendle owns a majority of the interests of MPI and may be deemed to have shared voting and investment powers over the shares held and beneficially owned by MPI. Mr. Troendle disclaims beneficial ownership of the shares held or beneficially owned by MPI except to the extent of any pecuniary interest therein.

Item 5.

Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 23, 2022	MEDPACE INVESTORS, LLC

		By:	/s/ Stephen P. Ewald
		Name:	Stephen P. Ewald, Esq.
		Title:	Vice President and Chief Legal Officer

Date:	August 23, 2022	AUGUST J. TROENDLE

/s/ August J. Troendle
August J. Troendle

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of vTv Therapeutics Inc., dated as of August 23, 2022, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provision of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Date:	August 23, 2022	MEDPACE INVESTORS, LLC

		By:	/s/ Stephen P. Ewald
		Name:	Stephen P. Ewald, Esq.
		Title:	Vice President and Chief Legal Officer

Date:	August 23, 2022	AUGUST J. TROENDLE

/s/ August J. Troendle
August J. Troendle